                                                                   EXHIBIT 99.18

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


IN RE NCS HEALTHCARE, INC.,             )                         Consolidated
SHAREHOLDERS LITIGATION.                )                         C.A. No. 19786



                           ORDER REFUSING APPLICATION
                         TO CERTIFY INTERLOCUTORY APPEAL


         1. The plaintiffs move pursuant to Rule 42 of the Rules of the Supreme Court of Delaware for an order certifying an interlocutory appeal from this court's Memorandum Opinion and Order of November 22, 2002 denying their motion for a preliminary injunction ("Opinion").(1)

         2. The plaintiffs are stockholders of NCS Healthcare, Inc. ("NCS"), an insolvent Delaware corporation. They sought an injunction against the consummation of an agreement and plan of merger between NCS and Genesis Health Ventures, Inc. ("Genesis"), a Pennsylvania corporation. That merger agreement will be voted upon at a meeting of the NCS stockholders scheduled to be held on December 5,2002. If it is consummated, each share of NCS common



------------------

         (1) The 15-page application is plainly out of compliance with the 4-page limitation found in Supreme Court Rule 30. Because this is a rule of the Delaware Supreme Court, its enforcement properly rests in that court's hands.

stock will be converted into the right to receive 0.1 share of Genesis common stock.

         3. The merger agreement, which was signed on July 28,2002, contains a provision authorized by Section 251(c) of the Delaware General Corporation Law ("DGCL") requiring that the agreement be put to a stockholder vote even if the NCS board of directors should subsequently determine that the agreement is no longer advisable and recommend that the stockholders vote against it. In fact, on October 21, 2002, the NCS board of directors withdrew its recommendation of the Genesis merger in favor of a transaction unconditionally proposed by Omnicare, Inc. In that transaction, the NSC stockholders would receive cash for their shares in an amount equal to roughly twice the value of the consideration offered in the Genesis deal. The other stakeholders of NCS will be treated on terms equal to those proposed in the Genesis merger. At the time the directors approved the Genesis merger in July, however, the Omnicare proposal was not a firm offer, but only a highly conditional proposal to negotiate a transaction.

         4. In conjunction with its authorization of the merger agreement on July 28, 2002, the NCS board of directors also gave its approval to certain voting agreements between and among Genesis, NCS and two NCS stockholders who, together, hold a majority of the NCS voting power. By those voting agreements, the two stockholders pledged unconditionally to vote all of their NCS shares in favor of the merger and granted irrevocable proxies to Genesis to vote their shares in accordance with the terms of that agreement. The economic interests of those two stockholders, defendants Outcalt and Shaw, are aligned with those of the other NCS stockholders. The record shows that they agreed to enter into the voting agreements only because Genesis insisted on receiving those agreements as a condition to its willingness to enter into the merger agreement which they viewed favorably at the time.

         5. The gravamen of the complaint lies in the fact that the combination of the voting agreements and the Section 251(c) "force the vote" provision assures that the merger will be approved at the December 5, 2002 meeting, thus preventing NCS stockholders from taking advantage of the more favorable Omnicare transaction that emerged in the months following the board's approval of the merger. The theories advanced to support the entry of an injunction, and in the application to certify an interlocutory appeal are that (i) the NCS directors breached their fiduciary duty of care (including the enhanced Revlon(2) duty) when they approved the Genesis merger without adequately exploring the possibility of negotiating a superior proposal with Omnicare, (ii) the deal protection provisions of the Genesis merger agreement fail the Unocal(3) standard of reasonableness



------------------

         (2) Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986).
         (3) Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).

review, and (iii) that those same provisions, especially the Section 25l(c) "force the vote" provision, amount to an improper abdication of the directors' fiduciary responsibilities, as in the Quickturn case.(4)

         6. In reaching its decision, this court considered and rejected each of these arguments. The Opinion first concludes that, under the teaching of Arnold
v. Society for Savings Bancorp,(5) the directors' decision to approve the merger was subject to normal business judgment review, rather than the enhanced scrutiny of the Revlon case. Applying this standard, the Opinion held that:

         [T]he record does not support even a preliminary finding that the NCS directors failed to fulfill their fiduciary duties when they "shopped" Omnicare's proposal to Genesis, obtained a substantial improvement in the terms of that offer and then approved the transaction without contacting Omnicare. The process they followed was certainly a rational one, given the circumstances they confronted.(6)

Moreover, the Opinion held that "even applying the more exacting Revlon standard, the directors acted in conformity with their fiduciary duties in seeking to achieve the highest and best transaction that was reasonably available to them."(7)



------------------

         (4) Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del.
1998).
         (5) 650 A.2d 1290 (Del. 1994).
         (6) Opinion, p. 41.
         (7) Id.

         7. The Opinion also considered and rejected the Unocal challenge to the deal protection provisions of the Genesis merger agreement, in the following terms:

                  This court is always solicitous of the rights of stockholders of Delaware corporations, and it will act to enjoin the operation of terms of merger agreements that unreasonably coerce or preclude stockholders from deciding whether or not to approve or ratify a merger agreement. In the circumstances of this case, however, it cannot be said that director approval of the voting agreements, even in conjunction with the Section 251(c) provision in the merger agreement, acted as an unreasonable "lock-up" of the Genesis transaction. On the contrary, the perceived threat NCS faced was the potential loss of the Genesis deal followed by a downward spiral in the price offered for NCS. The record shows that the directors questioned the need for these provisions and agreed to them only because Genesis was unwilling to commit itself to the transaction without them. Moreover, the board was aware that Outcalt and Shaw had expressed a willingness to enter into the voting agreements only as a means of achieving the Genesis transaction and without material conflicting interests. There is also no suggestion in this record that the directors authorized these terms or agreements in order to preclude what they knew or should have known was a superior transaction. On the contrary, at the time the directors acted to meet the Genesis deadline, the only proposal reasonably available to them was the one they adopted. Finally, Omnicare certainly is not precluded from making a bid for the combined NCS/Genesis entity, as Gemunder admitted in his testimony.(8) Indeed, Omnicare's financial advisors have already begun to analyze such a transaction.(9)


------------------

         (8) Gemunder Dep. at 309.
         (9) See Whitney Aff. Ex. 33.

         8. The Opinion does not directly address itself to the plaintiffs' last argument because the court regarded it as insubstantial. It is simply nonsensical to say that a board of directors abdicates its duty to manage the "business and affairs" of a corporation under Section 141(a) of the DGCL by agreeing to the inclusion in a merger agreement of a term expressly authorized by Section 251(c) of that same statute. As pointed out in the Opinion, the 1998 amendment to Section 251(c) was intended to remediate the problem encountered when a board of directors decided to withdraw its recommendation in favor of a previously approved merger agreement."(10) Certainly, Quicktum is no authority for such a novel and troubling proposition.

         Rule 42

         9. Applications for interlocutory review are granted only in exceptional circumstances, as to balance the goals of "advancing appellate review of potentially case dispositive issues" while "avoiding fragmentation and delay when interlocutory review is unlikely to terminate the litigation or otherwise serve the administration of justice."(11)



------------------

         (10) See Opinion, p. 43 at n.57.

         (11) Donald J. Wolfe, Jr. and Michael A. Pittenger, "Corporate and Commercial Practice in the Delaware Court of Chancery," Section 14-4 at 14-5
(2000) (hereinafter "Wolfe & Pittenger").

         10. This court should certify an appeal only if the ruling appealed from (i) determines a substantial issue; (ii) establishes a legal right; and
(iii) meets one of the criteria in Rule 42(b)(i)-(v). The test is conjunctive, so that all elements must be present.(12) In light of these standards, the plaintiffs' application should be denied.


         Substantial issue and legal right

         11. The Opinion did not determine a substantial issue. The Delaware Supreme Court has explained that, "generally speaking, the substantive element of the appealability of an interlocutory order must relate to the merits of the case.... This is essential to the limitation of appeals and the avoidance of fragmentation of cases necessary to the efficient operation of our system."(13) Instead, while the Opinion did, of course, address itself to the merits of the plaintiffs' case, it merely applied well established law to a set of facts appearing in a highly complex record and made preliminary findings based on those facts. That decision is, of course, not a final decision on the merits.

         12. For the same reasons, the Opinion also did not establish a legal right. "[A] legal right is established where the court determines an issue essential to the



------------------

         (12) Nadler v. Bohen, 238 A.2d 836,837 (Del. Supr. 1968).
         (13) Castaldo v. Pittsburgh-Des Moines Steel Co., 301 A.2d 87, 88 (Del. Supr. 1973).

position of the parties regarding the merits of the case, and a legal right generally is not established where either party may yet prevail at trial."(14) The Opinion from which the plaintiffs seek to appeal does not include any findings that would prevent any party from prevailing at trial. The Delaware Supreme Court has often held that denial of preliminary injunctive relief in circumstances similar to those presented in this matter does not satisfy the requirements of Rule 42(b) or merit interlocutory review.(15)

         13. Of the other criteria found in Rule 42(b)(i)-(v), only the catch-all that early review "may otherwise serve the interests of justice" is arguably available to the plaintiffs. The Opinion does not decide any novel issues of law, but, instead, applies well-established principles to a complex set of facts dealing with a two year long process of rescuing NCS from insolvency. The Opinion also does not conflict with other decisions of Delaware courts and does not address the constitutionality of or construction of any statute of this State. Finally, it seems unlikely that a review of the Opinion will terminate or reduce further litigation or otherwise serve the interests of justice.



------------------

         (14) Wolfe & Pittenger, Section 14-4[c] at 14-8.
         (l5) Emerson Radio Corp. v. International Jensen Inc., 683 A.2d 58, 1996 WL 526015 (Del. 1996)(TABLE); In re RJR Nabisco, Inc. Shareholders Litig., 556 A.2d 1070, 1989 WL 16907 (Del. 1989) (TABLE).

         14. For these reasons, and for all the other reasons already discussed, the application to certify the appeal is DENIED. IT IS SO ORDERED this 26th day of November, 2002.


                                             /s/ Stephen P. Lamb
                                             -----------------------------------
                                             Vice Chancellor